UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14f-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934

Plastron Acquisition Corp. I
(Exact name of registrant as specified in its charter)

Commission File No.: 000-52650

Delaware (State or other jurisdiction of Incorporation or Organization)	14-1961536 (I.R.S. Employer Identification No.)

c/o Clifford W. Chapman, Jr. 712 Fifth Avenue New York, NY 10019 (Address of Principal Executive Offices)

(212) 277-5301
(Registrant’s telephone number, including area code)

No Change
(Former name or former address, if changed since last report)

Plastron Acquisition Corp. I

Schedule 14f-1

You are urged to read this information statement carefully and in its entirety. However, you are not required to take any action in connection with this information statement.

References throughout this information statement to “Plastron”, “we”, “us”, and “our” are to Plastron Acquisition Corp. I.

INTRODUCTION

This information statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in membership of the board of directors of Plastron Acquisition Corp. I. The date of this information statement is September 18, 2008.

This information statement is being mailed to stockholders of record as of  September 18, 2008 (the “Stockholders”) and was filed with the Securities and Exchange Commission (the “SEC”) on  September 18, 2008.

The appointment of the new directors and the executive officers disclosed in this Information Statement will be effective upon the closing of the transactions contemplated by the Share Exchange Agreement (defined hereafter) to be entered into by us, as discussed in more detail herein, but in no event shall there be a change in the majority of the directors serving on Plastron’s Board prior to the tenth (10th) day after the later of (1) the date that this Information Statement is filed with the SEC or (2) the date that this Information Statement has been mailed to Stockholders of Plastron. We have not entered into any binding or enforceable agreements with respect to the Repurchase (defined hereafter), the Share Exchange (defined hereafter) or the Private Placement (defined hereafter), and no such agreements are expected to be executed until the completion of the transactions contemplated by such agreements.  Accordingly, there is no assurance that the Repurchase, the Share Exchange or the Private Placement will occur, or that the anticipated terms of these transactions, which are described in this Information Statement, will not change materially prior to any completion of these transactions.

No action is required by the stockholders of Plastron in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to Plastron’s stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of Plastron’s directors occurs (otherwise than at a meeting of Plastron’s stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE RESIGNATION OF ALL OF THE MEMBERS OF PLASTRON’S BOARD. NO ACTION IS REQUIRED BY THE STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

Please read this Information Statement carefully. It describes the terms of the Repurchase, the Share Exchange and the Private Placement, and contains certain biographical and other information concerning the persons who are anticipated to serve as our executive officers and directors after completion of these transactions. The terms of the Repurchase, the Share Exchange and the Private Placement, along with the related matters described above and elsewhere in this Information Statement are only summaries of the currently anticipated terms thereof and are subject to change. Upon the consummation of the above-described transactions, we expect to file a Current Report on Form 8-K to disclose our entering into the Repurchase Agreement, the Share Exchange Agreement and the documents related to the Private Placement and the consummation of the transactions relating thereto.  All Company filings and exhibits thereto, may be inspected without charge at the public reference section of the Securities and Exchange Commission (“SEC”) at 100 F Street, N.E., Washington, DC 20549 or obtained on the SEC’s website at www.sec.gov.

All references in this Information Statement to the number of shares of our Common Stock outstanding reflect a 3.006012-for-1 forward split of our shares of Common Stock which became effective on September 17, 2008.

All descriptions of the Repurchase, the Share Exchange and the Private Placement, their respective terms and consequences and related events and transactions set forth in this Information Statement are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve substantial known and unknown risks, uncertainties and other factors which may cause the Repurchase, the Share Exchange and/or the Private Placement not to be consummated or may cause the actual terms, consequences of one or more of these transactions and related events and transactions to be materially different from those described in this Information Statement.

You should not place undue reliance on these forward-looking statements, which speak only as of the date that they were made.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to reflect actual results, later events or circumstances or to reflect the occurrence of unanticipated events.

THIS INFORMATION STATEMENT IS NOT AN OFFER OF SECURITIES FOR SALE. ANY SECURITIES ISSUED IN THE SHARE EXCHANGE OR SOLD IN THE PRIVATE PLACEMENT DESCRIBED HEREIN WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR PURSUANT TO AN EXEMPTION FROM SUCH REGISTRATION.

TRANSACTION WITH ALLY PROFIT INVESTMENTS LIMITED

On or about September 29, 2008, we intend to enter into a Share Exchange Agreement (the “Share Exchange Agreement”), with Ally Profit Investments Limited, a British Virgin Islands company ("Ally Profit”), Magnify Wealth Enterprise Limited, a British Virgin Islands Company, the sole shareholder of Ally Profit (the “Ally Profit Shareholder”), who owns shares constituting 100% of the issued and outstanding ordinary shares of Ally Profit (the “Ally Profit Shares”), and the three principal stockholders of Plastron (“the “Plastron Controlling Stockholders”). Pursuant to the terms of the Share Exchange Agreement, the Ally Profit Shareholder will transfer all of the Ally Profit Shares to us in exchange for the issuance of 13,800,000 (the “Shares”) shares of our common stock (the “Share Exchange”), par value $0.0001 per share (the “Common Stock”). As a result of the Share Exchange, Ally Profit will become our wholly-owned subsidiary and the Ally Profit Shareholder will acquire approximately 92% of our issued and outstanding stock.

Concurrent with the closing of the Share Exchange, we intend to enter into a repurchase agreement (the “Repurchase Agreement”) with the Plastron Controlling Stockholders, pursuant to which we would repurchase 5,592,024 of the 6,012,024 shares of Common Stock owned by them.

As of the date of this Information Statement, we are a “blank check” company with nominal assets. We were incorporated in the State of Delaware on January 24, 2006 for the purpose of raising capital to be used to merge, acquire, or enter into a business combination with an operating business.

Concurrent with the Share Exchange, we intend to complete a private placement of our securities for aggregate gross proceeds of up to $20,000,000 (the “Private Placement”) with certain accredited investors (the “Investors”). It is also anticipated that the Investors will receive warrants to purchase our Common Stock, in connection with the Private Placement, on such terms and conditions to be determined.

Our placement agent in connection with the Private Placement will receive a cash fee equal to 6.5% of the gross proceeds of the Private Placement and will also receive warrants to purchase 5% of the number of shares sold in the Private Placement at an exercise price per share that is equivalent to the purchase price in the Private Placement. The warrants would be for a term of 5 years and would have a cashless exercise provision.

Our financial advisor will receive warrants to purchase 250,000 shares at an exercise price per share that is equivalent to the purchase price in the Private Placement. The warrants would be for a term of 5 years and would have a cashless exercise provision.

General Business Summary of Ally Profit.

Ally Profit was incorporated in the British Virgin Islands on March 12, 2008 under the Business Companies Act, 2004. In June 2008, Ally Profit became the parent holding company of a group of companies comprised of Lihua Holdings Limited, a company organized under the laws of Hong Kong, which is the 100% shareholder of each of Danyang Lihua Electron Co., Ltd (“Lihua Electron”) and Jiangsu Lihua Copper Industry Co., Ltd. (“Lihua Copper”), each a limited liability company organized under the laws of the Peoples Republic of China (collectively, the “PRC Subsidiaries”).

Ally Profit, through the PRC Subsidiaries, is engaged in the manufacture and sale of bimetallic composite conductor wire, such as copper clad aluminum (“CCA”) fine wire, CCA tin plated wire and magnet wire and intends to engage by the end of 2008 in the manufacture and sale of various types of recycled copper wire. CCA is a bimetallic product that has a copper strip formed around and bonded to a solid core of aluminum. The wires are produced and designed to ensure the most efficient and cost-effective alternative to using pure copper wire. Ally Profit sells the various types of wires to distributors in the wire and cable industries and to manufacturers that use our product in the construction of their products.

VOTING SECURITIES

As of September 17, 2008, there were 6,792,024 shares of our Common Stock outstanding.   Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 17, 2008, certain information concerning the beneficial ownership of Common Stock by (i) each person who is known by us to be the beneficial owner of more than five percent of any class of our voting securities; (ii) each of our directors and executive officers; and (iii) all of our executive officers and directors as a group, and their percentage ownership. Unless otherwise noted, the Company believes that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

Names and Addresses of Beneficial Owners	Amount and Nature of Beneficial Ownership(1)	Percent of Class (2)

Clifford Chapman(3)(4)	1,202,405	17.70%

Michael Rapp (3)(4)	3,006,012	44.26%

Philip Wagenheim (3)(4)	1,803,607	26.55%

All directors and executive officers as a group (3 persons)	6,012,024	88.52%

(1) Anticipated beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants anticipated to be exercisable or convertible at or within 60 days are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. The indication herein that shares are anticipated to be beneficially owned is not an admission on the part of the listed stockholder that he, she or it is or will be a direct or indirect beneficial owner of those shares.

(2) Percentage ownership is based on 6,792,024 shares of Common Stock outstanding as of September 17, 2008, after giving effect to a 3.006012-for-1 forward split of our shares of Common Stock effective on September 17, 2008.

(3) Indicates a director and/or executive officer of the Company. The address of each such individual is c/o Plastron Acquisition Corp. I, 712 Fifth Avenue New York, NY 10019.

(4) Upon the closing of the transactions contemplated by the Share Exchange Agreement, but in no event prior to the tenth (10th) day after this Information Statement has been filed with the SEC and distributed to the Stockholders, such individual will resign as a director and/or executive officer of the Company.

Anticipated Beneficial Ownership Information After the Share Exchange

The following table sets forth certain information known to us with respect to the beneficial ownership of our Common Stock after giving effect to the Share Exchange by (i) each person who is known by us to be the beneficial owner of more than five percent of any class of our voting securities, (ii) each of our anticipated directors and executive officers, and (iii) all of our anticipated directors and executive officers as a group.

Solely for purposes of calculating the number of shares exercisable within 60 days of consummation of the Share Exchange, we have assumed that the Share Exchange will become effective on September 29, 2008.

Names and Addresses of Anticipated Beneficial Owners	Amount and Nature of Beneficial Ownership(1)	Percent of Class (2)

Magnify Wealth Enterprises Limited (3)(4)	13,350,000	89%

Jiangu Zhu (5)	-0-	-

Roy Yu (4)(5)	112,500	*

Yaying Wang (5)	-0-	-

All directors and executive officers as a group (3 persons)	112,500	*
___________________________
* Less than 1%

(1)
Anticipated beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock subject to options and warrants if any anticipated to be exercisable or convertible at or within 60 days of the consummation, if any, of the Share Exchange are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. The indication herein that shares are anticipated to be beneficially owned is not an admission on the part of the listed stockholder that he, she or it is or will be a direct or indirect beneficial owner of those shares.

(2)
Based upon 15,000,000 shares of Common Stock anticipated to be issued and outstanding immediately after the consummation of the Share Exchange. The percentage disclosed here does not reflect the anticipated issuance of certain of our securities in connection with the consummation of the Private Placement which would, in all likelihood, have the effect of reducing such percentage ownership.

(3)	The address of Magnify Wealth is Quastisky Building, P.O. Box 4389, Road Town, Tortola, British Virgin Islands.

(4)
Magnify Wealth will receive 13,800,000 shares of Common Stock in the Share Exchange. Pursuant to a contractual arrangement between Magnify Wealth and Mr. Yu, Mr. Yu is entitled to receive up to 450,000 of the shares issued to Magnify Wealth in the Share Exchange. 112,500 of such shares will be transferred to Mr. Yu immediately upon consummation of the Share Exchange. The remaining 337,500 shares will be placed into an escrow account and shall be released to Mr. Yu in three equal installments of 112,500 shares issuable on the first, second and third anniversary of the consummation of the Share Exchange. Mr. Yu will not become the record or beneficial owner of the shares placed in escrow until such time as the shares are released to him. Accordingly, Mr. Yu will not have the right to vote or receive dividends on such shares.

(5)	The address of these persons is c/o Lihua Holdings Limited, Houxiang Five-Star Industry District, Danyang City, Jiangsu Province, PRC.

CHANGE OF CONTROL

General

On or about September 29, 2008, we anticipate entering into the Share Exchange Agreement and consummating the transactions contemplated thereunder, pursuant to which, we would acquire from the Ally Profit Shareholder, all of the issued and outstanding shares of Ally Profit and, in exchange, issue 13,800,000 shares of our Common Stock, constituting approximately 92% of our Common Stock. As a result of the Share Exchange, Ally Profit will become our wholly-owned subsidiary. Our stockholders immediately prior to the Share Exchange will retain their holdings, which after the Share Exchange will represent approximately 8% of our Common Stock.

Concurrent with the closing of the Share Exchange, we intend to enter into a repurchase agreement (the “Repurchase Agreement”) with the Plastron Controlling Stockholders, pursuant to which we would repurchase 5,592,024 of the 6,012,024 shares of Common Stock owned by them.

CHANGES TO THE BOARD OF DIRECTORS

Current Directors and Executive Officers

Set forth below is information regarding Plastron’s current directors and executive officers:

Name	Age	Position
Michael Rapp	40	President and Director
Philip Wagenheim	37	Secretary and Director
Clifford Chapman	38	Director

Michael Rapp is the Company’s President and a director. Mr. Rapp has over eighteen years of experience in the financial industry and is currently the co-founder and chairman of Broadband Capital Management, LLC (“Broadband”). Broadband is a boutique investment bank and a NASD broker-dealer focused on financing, strategic advisory services and sales and trading. Broadband has specialized in advising its clients on accessing the capital markets through non-traditional methods such as SPACs and reverse mergers. Broadband has underwritten initial public offerings including Services Acquisition Corp. International which merged with Jamba Juice Inc. (and changed its name to Jamba Inc.), Endeavor Acquisition Corporation, which has a pending merger with American Apparel, and Great Wall Acquisition Corporation, which merged with ChinaCast Communication Holdings Ltd. Prior to co-founding Broadband in 2000, Mr. Rapp was a managing director and co-founder of Oscar Gruss & Son’s Private Client Group in 1997. From 1994 through 1997, Mr. Rapp worked at PaineWebber serving as a senior vice president of investments. From 1990 -1994, Mr. Rapp worked at Prudential Securities serving as a senior vice president of investments. Mr. Rapp also serves as President and a director of Plastron Acquisition Corp. II, a blank check, non-trading, publicly-reporting shell company. Mr. Rapp received his Bachelor of Arts degree in psychology from the University of Michigan-Ann Arbor in 1989.

Philip Wagenheim is the Company’s Secretary and a director. Mr. Wagenheim has over fifteen years of experience in the financial industry and is currently the vice chairman of Broadband. Prior to co-founding Broadband in 2000, Mr. Wagenheim was a managing director and co-founder of Oscar Gruss & Son’s Private Client Group in 1997. From 1994-1997, Mr. Wagenheim worked at PaineWebber and from 1992-1994, Mr. Wagenheim worked at Prudential Securities. Mr. Wagenheim also serves as Secretary and a director of Plastron Acquisition Corp. II, a blank check, non-trading, publicly-reporting shell company. Mr. Wagenheim received his degree in Business Administration from the University of Miami in 1992.

Clifford Chapman, is a director of the Company. Mr. Chapman has served as head of investment banking at Broadband since September 2005 where he is responsible for the banking, structuring, and due diligence for all of Broadband’s transactions. From January 2001 to the present, Mr. Chapman has been the managing director of Early Stage Associates LLC, a consulting company focused on helping businesses in capital formation and executive management. From January 2001 to the present Mr. Chapman has also served as the managing director of ChapRoc Capital LLC, a company which invests in technology and business services companies. From June 2002 until March 2004, Mr. Chapman served as chief executive officer for Mindshift Technologies Inc., a managed services provider focused on IT outsourcing for small and medium enterprises. From 1999 through 2000, Mr. Chapman served as the vice president of best practices for AppNet, a full-service internet professional services and managed hosting company, where he led the integration of twelve acquired companies. AppNet consummated its initial public offering in July 1999 and was subsequently acquired by CommerceOne in September 2000. From 1995 to 1998, Mr. Chapman acted as chief operating officer of NMP, an internet business consulting services company that he co-founded and sold to AppNet in October 1998. Prior to NMP, Mr. Chapman worked in the commercial practice of Booz Allen & Hamilton and as a consultant for Andersen Consulting in their Advanced Systems Group. Mr. Chapman presently serves as the sole officer and director of International Cellular Accessories (OTCBB: ICLA). Mr. Chapman also serves as a director of Plastron Acquisition Corp. II, a blank check, non-trading, publicly-reporting shell company. Mr. Chapman received a Masters of Business Administration with Honors from Columbia Business School and a Bachelors Degree in Computer Engineering from Lehigh University.

Directors and Executive Officers After the Share Exchange

Set forth below is information regarding Plastron’s directors and executive officers on a forward-looking basis assuming the Share Exchange is consummated. All of the directors, identified below, will be appointed to the Board of Directors immediately after the consummation of the Share Exchange; provided, however, that if the closing of the Share Exchange shall occur less than ten days after the later of the date of (i) the filing of this Information Statement with the SEC or (ii) the mailing of this Information Statement to our stockholders, then our current directors would not resign until the applicable ten-day period has expired and only Mr. Jianhua Zhu would be appointed as a director immediately after the consummation of the Share Exchange and the other new directors would not be appointed until the applicable ten-day period has expired.

Name	Age	Position
Jianhua Zhu	47	Chief Executive Officer, President and Director
Roy Yu	26	Chief Financial Officer, Treasurer and Director
Yaying Wang	46	Chief Operating Officer, Secretary and Director

Jianhua Zhu, will be the President and Chief Executive Officer of the Company and the Chairman of the Board of Directors. He has been the Chief Executive Officer and Chairman of the Board of Directors of Lihua Electron since its inception in October of 1999 and has become Chief executive Officer and Chairman of the Board of Directors for Lihua Copper since it was formed in September 2007.

Roy Yu, will be the Company’s Chief Financial Officer, Treasurer and a member of the Board of Directors. He has been the Chief Financial Officer of Lihua Electron and Lihua Copper, the Company’s subsidiaries, since June 2008 as well as a member of the Board of Directors as well.  Between June 2006 and April 2008, Mr. Yu was the Executive Vice President at Fushi Copperweld, Inc., where he assisted the company in communicating with and gaining access to the capital markets. From May 2005 until June 2006, Mr. Yu was the Chief Financial Officer at Songzai International Holding Group, Inc.

Yaying Wang, will be the Company’s Chief Operating Officer and a member of the Board of Directors. She has been the COO of Lihua Electron since October of 1999 and COO of Lihua Copper since September 2007.

Each of the anticipated directors has advised us that, except as set forth below, he or she is not currently a director of, or holds any position with us or has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the anticipated directors has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

BOARD OF DIRECTORS

Audit, Nominating and Compensation Committees

Our Board of Directors does not have standing audit, nominating or compensation committees.  Instead, the functions that might be delegated to such committees are carried out by our entire Board of Directors, to the extent required.   Our Board of Directors anticipates forming such committees after the Share Exchange upon the appointment of independent directors.

Director Independence

Immediately after the consummation of the Share Exchange, we will not have any independent directors, as that term is defined in Rule 4350 (c) of the Marketplace Rules of The NASDAQ Stock Market LLC. We are not subject to the requirements of a national securities exchange with respect to the requirement to have a majority of our directors be independent.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s directors and officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3, 4 and 5. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on the Company’s review of the copies of the forms received by it during the Company’s current fiscal year through the date of this Information Statement, the Company believes that no person who, at any time during such fiscal year, was a director, officer or beneficial owner of more than 10% of the Company’s common stock failed to comply with all Section 16(a) filing requirements during such fiscal year.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Current Plastron Executive Officers and Directors

The following table sets forth the cash compensation paid by the Company to the executive officer of the Company for services rendered during the fiscal years ended December 31, 2007 and 2006.

Name and Position	Year	Total Compensation

Michael Rapp, President	2007	None
	2006	None

Outstanding Equity Awards at Fiscal Year-End

There were no grants of options to purchase our common stock to our executive officers at December 31, 2007.

Director Compensation

None of the directors have received compensation for their respective services rendered to the Company for the year ended December 31, 2007.

Employment Agreements

We are not a party to any employment agreements.

Employee Benefit Plans

The Company has no employee benefit plans.

Compensation of Plastron Executive Officers and Directors After the Share Exchange

Summary Compensation Table

Name and Principal Position	Year	Salary (1)	Total

Mr. Jianhua Zhu, CEO and President	2007	USD2,805	USD2,805
	2006	USD2,805	USD2,805

Mr. Roy Yu, Chief Financial Officer (2)	2007	---	---
	2006	---	---

Ms. Yaying Wang, Chief Operations Officer	2007	USD2,805	USD2,805
	2006	USD2,805

(1) The salary presented was converted into USD from RMB at a conversion rate of 6.843 as of September 16, 2008.

(2) Mr. Yu joined the Company as Chief Financial Officer in April 2008 and was not an executive officer of the Company prior to such time.

Employment Agreements with Executive Officers

The following employment agreements were entered into by the PRC Subsidiaries and the following executive officers:

Jianhua Zhu

The PRC Subsidiaries entered into an employment agreement with Jianhu Zhu on June 24, 2008 to serve as Chief Executive Officer and a member of the board of directors for a term of three (3) years. Pursuant to the agreement, Mr. Zhu will receive annual compensation of $180,000. In addition, Mr. Zhu is entitled to participate in any and all benefit plans, from time to time, in effect for employees, along with vacation, sick and holiday pay in accordance with policies established and in effect from time to time. In the event that either of the PRC Subsidiaries terminate the employment agreement without Cause (as defined therein), Mr. Zhu will be entitled to a severance payment of one year’s salary from the date of termination plus all medical and dental benefits for that time period as well.

Yang “Roy” Yu

The PRC Subsidiaries entered into an employment agreement with Yang Yu on June 24, 2008 to serve as Chief Financial Officer and a member of the board of directors for a term of three (3) years. Pursuant to the agreement, Mr. Yu will receive annual compensation of $150,000. In addition, Yang Yu is entitled to participate in any and all benefit plans, from time to time, in effect for employees, along with vacation, sick and holiday pay in accordance with policies established and in effect from time to time. In the event that either of the PRC Subsidiaries terminate the employment agreement without Cause (as defined therein), Yang Yu will be entitled to a severance payment of one years salary from the date of termination plus all medical and dental benefits for that time period as well.

Yaying Wang

The PRC Subsidiaries entered into an employment agreement with Yaying Wang on June 24, 2008 to serve as Chief Operational Officer and a member of the board of directors for a term of three (3) years. Pursuant to the agreement, Ms. Wang will receive annual compensation of $150,000. In addition, Ms. Wang is entitled to participate in any and all benefit plans, from time to time, in effect for employees, along with vacation, sick and holiday pay in accordance with policies established and in effect from time to time. In the event that either of the PRC Subsidiaries terminate the employment agreement without Cause (as defined therein), Yaying Wang will be entitled to a severance payment of one years salary from the date of termination plus all medical and dental benefits for that time period as well.

Certain Relationships and Related Party Transactions Prior to the Share Exchange

On March 9, 2007, Plastron entered into a loan agreement with Broadband, pursuant to which we agreed to repay $12,500 on or before the earlier of (i) December 31, 2012 or (ii) the date that Plastron (or a wholly owned subsidiary of Plastron) consummates a merger or similar transaction with an operating business (the “Loan”). Broadband had previously advanced the $12,500 on behalf of Plastron. Interest shall accrue on the outstanding principal balance of the Loan on the basis of a 360-day year daily from January 24, 2006, the effective date of the Loan, until paid in full at the rate of four percent (4%) per annum. For the years ending December 31, 2007 and 2006, we incurred $(500) and $(451), respectively, of interest expense on the Loan.

On April 15, 2008, Michael Rapp, the President and a director of Plastron, Philip Wagenheim, the Secretary and a director of Plastron, and Clifford Chapman, a director of Plastron, loaned Plastron $5,000, $3,000 and $2,000, respectively. We issued promissory notes (each a “Note” and together, the “Notes”) to Messrs Rapp, Wagenheim and Chapman, pursuant to which the principal amounts thereunder accrue interest at an annual rate of 8.25%, and such principal and all accrued interest is due and payable on or before the earlier of (i) the fifth anniversary of the date of the Notes or (ii) the date we consummate a business combination with a private company in a reverse merger or reverse takeover transaction or other transaction after which we would cease to be a shell company.

On June 27, 2008, Penumbra Worldwide Ltd. and Gerald Scott Klayman each made loans to Plastron in the principal amount of $5,000 (the “June Loans”). We issued promissory notes to each of them, pursuant to which the principal amounts thereunder accrue interest at rate of 2%, per annum and such principal and all accrued interest is due and payable on December 31, 2008.

We utilize the office space and equipment of our management at no cost. Management estimates such amounts to be immaterial.

Certain Relationships and Related Party Transactions Upon Change in Control After the Share Exchange

Tianyi Telecommunication Co., Ltd. ("Tianyi Telecom") provides guarantees for Ally Profit's short-term loans with several commercial banks in China, in the aggregate amount of $5,831,669 as of June 30, 2008.  As of December 31, 2007, Tianyi Telecom provided such guarantees in the aggregate amount of $4,107,001. Tianyi Telecom is owned by the brother of Ms. Yaying Wang, the Chief Operational Officer and a Director of Ally Profit.

As of June 30, 2008, Ally Profit had advances due to Danyang Special Electronic Co., Ltd. ("Special Electronic"), in the amount of $95,931, which were interest-free, unsecured and had no fixed repayment date and to Mr. Zhu of $53,090, which had an annual interest rate ranging from 6.03% to 6.57%, with no fixed repayment date and was unsecured.  As of December 31, 2007, Ally Profit had advances due to related parties in the aggregate amount of $3,521,403.  Such amounts included an advance of $2,258,851 by Tianyi Telecom, and $90,080 from Special Electronic, which were interest-free, unsecured and had no fixed repayment date, and $22,472 from Mr. Jianhua Zhu, which had an annual interest rate ranging from 6.03% to 6.57%, with no fixed repayment date and was unsecured.    As of the date hereof, all such advances due to these related parties have been repaid.  Special Electronic is owned 100% by Mr. Zhu.

As of December 31, 2007, Ally Profit had advanced $3,244,531 to Danyang Jintao Copper Industry Co., Ltd. ("Jintao Copper").  The repayment of such amount was secured by a pledge of 100% of all of the shares of Jintao Copper.  As of June 30, 2008 such amounts were repaid to Ally Profit.  Jintao Copper is owned by Ms. Wang's nephew.

As of June 30, 2008, Ally Profit had amounts payable to Special Electronic of $1,150,000.  Such amount represents the purchase price for the acquisition by Ally Profit of 52% of the equity interests of Lihua Electron from Special Electronic.  The share acquisition was in connection with the restructuring of the PRC Subsidiaries.  In connection with the restructuring, Special Electronics sold its shares of Lihua Electron to Lihua Holdings, the Hong Kong Company.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLASTRON ACQUISITION CORP. I

By: /s/ Michael Rapp
Name:  Michael Rapp
Title:    President and Director

Dated: September 18, 2008